August 5, 2025

Michael R. Katz
Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

        Re: Voya Financial, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Form 8-K filed May 6, 2025
            Response dated July 1, 2025
            File No. 001-35897
Dear Michael R. Katz:

       We have reviewed your July 1, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 17,
2025 letter.

Form 8-K filed May 6, 2025
Exhibit 99.1
Reconciliation of Net Income (Loss) to Adjusted Operating Earnings and Earnings Per Share
(Diluted), page 3

1. Please refer to prior comment 3. Adjustments related to actual financial results above/(below) management's expectations substitute an individually tailored recognition and measurement method for those of GAAP, which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G.
In future
       filings, please remove these adjustments from your non-GAAP financial measures.
       Please refer to Question 100.04 of the Division of Corporation Finance's Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures.
 August 5, 2025
Page 2

       Please contact Shannon Davis at 202-551-6687 or Ben Phippen at 202-551-3697 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance